

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 25, 2013

Via E-mail
Moray P. Dewhurst
Chief Financial Officer
Nextera Energy, Inc.
700 Universe Boulevard
Juno Beach, Florida 33408

> **Re:** **Nextera Energy, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 28, 2013**
> **File No. 1-08841**

Dear Mr. Dewhurst:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Note 1 Summary of Significant Accounting and Reporting Policies, page 83

Revenues and Rates, page 83

1. Please help us understand how the 5th bullet point of the key elements of the 2012 rate agreement is intended to work. In this regard, please explain to us which assets the depreciation reserve surplus relates to and how the "excess" arose. We understand the mandatory amortization of this reserve will only be refundable to customers in the event your earned regulatory ROE exceeds 11.5%, please confirm or correct our understanding. Likewise, we understand that the fossil dismantlement reserve amortization is only subject to mandatory amortization up to the amount to maintain a 9.5% earned regulatory ROE but not in excess of 11.5%. If our understanding is incorrect, please clarify it. If not, please explain under what circumstances you would not elect not to amortize the

fossil dismantlement reserve once the 9.5% earned return was met but was less than the 11.5% cap.

Electric Plant, Depreciation and Amortization, page 85

2. With respect to cash grants under the ARREA of 2009, please explain what the rate treatment of cash grants related to FPL is and how it corresponds to the method by which such amounts are recognized in the financial statements for FPL. For grants related to NEE's property plant and equipment, please tell us your basis in promulgated GAAP for the accounting employed. Please be detailed in your analysis of promulgated GAAP for grants related to non-regulated assets.

3. Please disclose the average life of property plant and equipment for NEER's unregulated plant by major plant type. Refer to ASC 360-10-50-1.

6. Income Taxes, page 106

4. We note your disclosure regarding your December 31, 2010 liabilities for unrecognized tax benefits of $264 million. Your subsequent disclosure suggests your 2011 settlement with the IRS substantially eliminated the liability as of December 31, 2011. If our understanding is incorrect, please clarify. If correct, please advise how the substantial elimination of the liability was reflected in the tax provision in 2011 and how such reversal of the liability impacted your effective income tax rate for 2011. Please be detailed in your explanation of the effect on the tax provision of the creation of the liability as well as the subsequent reversal. We also note as part of the IRS settlement you received a cash refund of $278 million including interest of $131 million. Please explain to us the events that caused you to go from a liability to a cash settlement (receivable) for an uncertain tax position and whether and how the cash settlement impacted the tax provision.

8. Variable Interest Entities, page 109

5. Please explain to us how you are accounting for the power purchase agreement with the 250 MW coal fired qualifying facility. Please tell us whether the power purchase agreement is structured as a lease. If not addressed in the accounting description, tell us what consideration was given to treating the agreement as a capital lease given you have agreed to purchase substantially all of the facility's capacity over a substantial portion of its estimated useful life.

13. Commitments and Contingencies, page 118

6. Please tell us whether any accrual has been made respecting the lawsuit commenced by TXU. If not, please advise how you determined the likelihood that TXU would prevail in your appeal to the Texas Supreme Court is remote. If you believe the amounts involved

are immaterial to your financial position and results of operations, please supplementally demonstrate with quantification the reasonable possibility outcomes.

7. Refer to your disclosure on page 119 where you state, "On February 14, 2013, the Spanish government approved a new law that made further changes to the economic framework of renewable energy projects including, among other things, substantially reducing the renewable energy pricing for the 99.8 mw of solar thermal facilities that affiliates of NEER are constructing in Spain. The revised renewable energy pricing will have a significant negative impact on the project returns, as well as the related financing agreements. NEER's management is evaluating its options which include, among other things, attempting to work with lenders to restructure the financing agreements, abandoning the development of the projects or selling the projects. If NEER were to abandon the projects, its maximum exposure is estimated to be approximately $300 million." Please address the following:

- Summarize for us the stage of development of these projects, the capital that has been invested to date, and when you initially became aware of the proposed legislative changes to the tariff and energy taxes. In this regard, provide us a comprehensive analysis and timeline of events leading up to the legislative changes made in December 2012 and February 2013.

- Tell us how you are accounting for your investments in the Spanish renewable projects and whether such assets constitute long lived assets.

- We have read your 2013 Investor Conference materials and noted on page 88 your Spain update addressing the financial challenges of the project and the legislative changes made in December 2012. We assume the legislative changes would constitute an event that would require the asset to be evaluated for recovery under ASC 360-10-35-21.c. If so, please summarize for us the results of your evaluation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3849 with any other questions.

Sincerely,

James "Jim" Allegretto

James Allegretto
Senior Assistant Chief Accountant